Eugene Trowbridge, CCIM

 Partner

 _________

Jillian Sidoti, CCIM

 Partner

_________

Nancee Tegeder

Associate Attorney

Jonathan Nieh

Associate Attorney

__________

_________

Mailing Address:

38977 Sky Canyon Drive

Suite 101

Murrieta CA, 92563

Email:

company@crowdfundinglawyers.net

Office:

(323) 799-1342

Website:

www.CrowdfundingLawyers.net

May 29, 2019

Via EDGAR

Re: Cardone Equity Fund VI, LLC (the “Company”)

Amendment No. 1 to

Offering Statement on Form 1-A

Filed April 23, 2019

File No. 024-10943

Dear Ms. McManus and Mr. Lobert,

Please see the following responses to your comment letter dated May 21, 2019.

SEC Comment:

1-A/A filed April 23, 2019 General

1. We note your response to comment 2, and we reissue in part. Please revise your Q&A on page 7, and risk factor disclosure on page 11, to clarify that your operating agreement does not require you to cease operations and liquidate your assets and that investors may remain in the company indefinitely.

Company Response:

We have added the following language in various places:

Potential investors should note that the Operating Agreement does not compel the Manager to sell all the properties by year ten, and thus, there is a risk that an investor may remain in the Company indefinitely, although that is not the intention of the Manager as stated herein.

•    Under “How can I sell my Interests?”, page 7

•    Under “Do you have a redemption program?”, page 7

•    Under Risk Factors, on page 11

Securities Exchange Commission

Cardone Equity Fund VI, LLC

May 29, 2019

SEC Comment:

2. We note your response to comment 3, however, the company has not filed any testing the waters material. Please file any such material as an exhibit to the offering statement. Refer to Item 17(13) of Part III of Form 1-A.

Company Response:

We have added spreadsheets with our Testing the Waters material as Exhibit 13.1

SEC Comment:

Summary of Operating Agreement

Cash Distributions on Dissolution and Termination, page 47

3. We note your response to comment 8. Based on your disclosure on page 55, we understand the Manager will receive 35% of profits as carried interest with respect to its Class B Interest. Please revise to clarify if the Manager would be entitled to this carried interest as a first priority, before Class A holders would receive a return of their Capital Contributions and 65% of Distributable Cash, if any.

Company Response:

We have added:

The Manager would not be entitled to his carried interest as a first priority, before Class A Members would receive a return of their Capital Contributions and their shared 65% of Distributable Cash, if any.

SEC Comment:

Signature, page 65

4. Please revise to ensure the offering circular is signed by those persons acting as principal executive officer and principal financial officer for the issuer.

Company Response:

We have added the signature of the Chief Financial Officer of the Manager.

Thank you for your attention.

Sincerely,

/s/

Jillian Ivey Sidoti, Esq.

Securities Counsel

Cc: Client

38977 Sky Canyon Drive, Ste 101, Murrieta, CA 92563